Exhibit (a)(5)(A)

Not for release, publication or distribution, in whole or in part, in or into or from any jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction

17 November 2006

Companhia Siderúrgica Nacional (“CSN”) approaches Corus Group plc (“Corus” or the “Company”) with a proposal of 475 pence per share

CSN announces that it has today approached the Board of Corus regarding a proposal to acquire the Company at a price of 475 pence per ordinary share in cash. Any potential offer is subject to certain pre-conditions, all of which CSN reserves the right to waive, including completion of confirmatory due diligence satisfactory to CSN, finalisation of financing arrangements and a recommendation from the Board of Corus.

CSN believes there is compelling strategic and industrial logic for a combination with Corus as it would:

—	Enable Corus to secure supply of high quality, low cost iron ore from CSN’s Casa de Pedra mine, one of the largest captive mines in the world.
—	In time, provide Corus with access to increasing quantities of low cost semi-finished steel for further processing across its downstream facilities in Europe.
—	Allow Corus greater access to fast growing markets as well as providing opportunities for cross-selling the enlarged portfolio of products.
—	Create the potential to capture significant synergy benefits through global procurement savings and allow for the sharing of best practices.
—	Give CSN the ability to leverage Corus’exceptional research and development and engineering expertise across the combined group.

The combination of CSN and Corus would create a top five global steel group with 24 million tons of annual steel production and, by 2010, approximately 50 million tons of annual iron ore production.

CSN intends to finance the acquisition of Corus through a combination of existing financial resources and the proceeds of new debt facilities to be underwritten by a bank syndicate comprised of Barclays Bank PLC, Goldman Sachs Credit Partners L.P. and BNP Paribas and/or their designated affiliates.

CSN intends to match the terms of the agreement reached with the trustees of Corus’ pension funds as described in Corus’ scheme document.

Commenting on the approach Benjamin Steinbruch, Chairman and CEO of CSN said:

“A combination of CSN and Corus would create a global powerhouse with market leading positions and exceptional distribution networks across both developed and emerging markets. With its vertically integrated structure and industry leading margins, the enlarged group would become a leader in the global steel industry, fully self-sufficient in iron ore and ideally positioned to take advantage of ongoing consolidation.

We have great respect for the accomplishments of the Corus Board and management, including their achievements in the Restoring Success programme. With their support, we believe we can swiftly deliver the most attractive proposal to Corus and its shareholders.”

Otavio de Garcia Lazcano, Chief Financial Officer of CSN, added:

“We are pleased with the strong backing we have received for our proposal from a group of leading international banks to add to our own balance sheet strength and cash generation capabilities. A major proportion of the new funding would be non-recourse to CSN.”

This announcement does not constitute an announcement of a firm intention to make an offer for Corus, as defined under Rule 2.5 of the Takeover Code (the “Code”) and, as such, there can be no certainty that any offer will be made even if the pre-conditions are satisfied or waived.

As a result of recent market purchases, CSN indirectly owns 34,072,613 Corus ordinary shares (representing approximately 3.8 per cent. of the issued ordinary share capital of Corus).

A further announcement will be made in due course.

Enquiries:

Lazard (lead financial adviser to CSN)	+44 (0) 20 7187 2000
Antonio Weiss
Nicholas Jones
Paul Gismondi
Richard Shaw

Goldman Sachs International (financial adviser and joint broker to CSN)	+44 (0) 20 7774 1000
Yoel Zaoui
Simon Dingemans
Phil Raper
Mark Sorrell

UBS (joint broker to CSN)	+44 (0) 20 7567 8000
John Woolland

The Maitland Consultancy (PR advisers to CSN)	+44 (0) 20 7379 5151
UK
Angus Maitland
Martin Leeburn
Liz Morley
Tom Siveyer

Netherlands
Kees Jongsma	+31 2 0647 8181

Notes to editors

CSN is a fully integrated global steel producer with operations in Brazil, the United States and Portugal and is listed on the Sao Paolo and New York stock exchanges with a market capitalisation of approximately U$8.6 billion. CSN is one of the world’s most competitive integrated steel companies with EBITDA margins in excess of 45 per cent in 2005. It has annual production capacity of 5.6 million tons of crude steel and around 8,000 employees. Self sufficient in iron ore, producing electric power and having stakes in rail and port logistics assets, the company’s operations are truly integrated and cover the entire steel production chain.

More information on CSN is available on its website:  www.csn.com.br

Lazard & Co., Limited (“Lazard”), which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively as lead financial adviser to CSN and no-one else in connection with the matters referred to in this announcement and will not be responsible to anyone other than CSN for providing the protections afforded to clients of Lazard nor for providing advice in relation to any matter referred to herein.

Goldman Sachs International, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively as financial adviser and joint broker to CSN and no-one else in connection with the matters referred to in this announcement and will not be responsible to anyone other than CSN for providing the protections afforded to clients of Goldman Sachs International nor for providing advice in relation to any matter referred to herein.

UBS is acting exclusively as joint broker to CSN and no-one else in connection with the matters referred to in this announcement and will not be responsible to anyone other than CSN for providing the protections afforded to clients of UBS nor for providing advice in relation to any matter referred to herein.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Code, if any person is, or becomes, “interested” (directly or indirectly) in 1% or more of any class of “relevant securities” of Corus, all “dealings” in any “relevant securities” of that company (including by means of an option in respect of, or a derivative referenced to, any such “relevant securities”) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the “offer period” otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an “interest” in “relevant securities” of Corus, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all “dealings” in “relevant securities” of Corus by CSN or any of its “associates”, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose “relevant securities” “dealings” should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk (http://www.thetakeoverpanel.org.uk).

“Interests in securities” arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an “interest” by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a “dealing” under Rule 8, you should consult the Panel.

United States Notice

This message is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any Corus shares or American Depositary Shares. There can be no assurance that any such offer or solicitation will be made. If any such offer or solicitation is made pursuant to an offer to purchase and related materials, such offer to purchase and related materials would be filed by CSN with the United States Securities and Exchange Commission (SEC). If any such offer or solicitation is made and such offer to purchase and related materials are filed with the SEC, Corus shareholders should read those materials carefully because they would contain important information, including the terms and conditions of any offer or solicitation. Corus shareholders would be able to obtain any such offer to purchase and related materials free at the SEC’s website at www.sec.gov or from CSN.